Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated December 8, 2016, with respect to the consolidated balance sheets of RGC Resources, Inc. and Subsidiaries as of September 30, 2016 and 2015 and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2016, and the effectiveness of internal control over financial reporting as of September 30, 2016.

We also consent to the reference to our firm under the caption “Experts” in the Prospectus, which is part of this Registration Statement.

        CERTIFIED PUBLIC ACCOUNTANTS

Blacksburg, Virginia

August 10, 2017